# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SenesTech, Inc., CIK 0001680378
CUSIP: 81720R604
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 777 W. PINNACLE PEAK ROAD, SUITE B104, PHOENIX, Arizona (AZ), 85027
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-006437
Filed by CIK 0002043507

## Reporting persons
- PFS Cap Mgt Co: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 340,000; sole dispositive power 0; shared dispositive power 340,000; aggregate amount beneficially owned 340,000 (9.99% of the class)
  Comment: Includes 120,000 shares of Common Stock (as defined in Item 2(a)) issuable upon the exercise of the warrants reported herein (the "Reported Warrants"). As more fully described in Item 4, the Reported Warrants are subject to the 9.99% Blocker (as defined in Item 4) and the percentages set forth above give effect to the 9.99% Blocker. However, each position reported above is the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants at such time and do not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person at such time, after giving effect to the 9.99% Blocker, is less than the positions reported above.
- PFS Trust: type of reporting person: partnership (PN); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 340,000; sole dispositive power 0; shared dispositive power 340,000; aggregate amount beneficially owned 340,000 (9.99% of the class)
  Comment: Includes 120,000 shares of Common Stock issuable upon the exercise of the Reported Warrants. As more fully described in Item 4, the Reported Warrants are subject to the 9.99% Blocker and the percentages set forth above give effect to the 9.99% Blocker. However, each position reported above is the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants at such time and do not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person at such time, after giving effect to the 9.99% Blocker, is less than the positions reported above.

## Item 1. Issuer
Name of issuer: SenesTech, Inc.
Address of issuer's principal executive offices: 777 W. Pinnacle Peak Road, Suite B104, Phoenix AZ 85027

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by: (i) PFS Cap Mgt Co, a Nevada corporation ("Mgt Co") and (ii) PFS Trust, a Nevada trust (the "Trust"). Mgt Co indirectly controls the Trust, with respect to the shares of common stock, par value $0.001 per share Common Stock (the "Common Stock") of SenesTech, Inc. (the "Company") directly held by the Trust and the Common Stock underlying warrants directly held by the Trust.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address for each of the Reporting Persons is 2207, Suite B, Bellanca St., Minden, Nevada 89423.
Citizenship: Mgt Co is a Nevada corporation. The Trust is a Nevada trust.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of
2,247,691 shares of Common Stock outstanding as of June 24, 2025, as reported in the Company's Prospectus Supplement No. 2 filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 30, 2025, and assumes the exercise of the Reported Warrants held by the Trust, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise any of the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Common Stock (the "9.99% Blocker") and the percentage set forth on the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such Reported Warrants due to the 9.99% Blocker.
Percent of class: 9.99%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PFS Cap Mgt Co: /s/ John David Kessler, John David Kessler, Director (08/12/2025)
- PFS Trust: /s/ John David Kessler, John David Kessler, Authorized Signatory (08/12/2025)